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                                                            Exhibit 99.(a)(5)(H)

                      ARTISTDIRECT ANNOUNCES FINAL RESULTS
                      OF "DUTCH AUCTION" SELF-TENDER OFFER

Los Angeles, California, April 20, 2001 - ARTISTdirect, Inc. (NASDAQ: ARTD) today announced final results for its "Dutch Auction" self-tender offer that expired at midnight on Wednesday, April 11.

The final count by the depositary for the offer indicated that 6,450,678 shares were tendered and not withdrawn at $1.25 per share. The Company will purchase two million shares tendered at $1.25 per share. Accordingly, the final proration factor in the offer is 30.8708357%. In accordance with the terms of the offer, the Company accepted all shares properly tendered by eligible odd lot shareholders at $1.25 per share. The aggregate purchase price paid will be $2.5 million. The Company had announced preliminary results of the offer on April 12, 2001.

The depositary for the offer will promptly issue payment for the shares accepted under the offer and return all shares tendered in excess of $1.25 per share and shares not accepted because of proration.

This tender offer is distinct from the previously disclosed rescission offer, pursuant to which ARTISTdirect plans to offer to repurchase certain options and shares issued prior to the Company's March 2000 initial public offering.


About ARTISTdirect Inc.

ARTISTdirect Inc. (Nasdaq:ARTD - news) is a music and media company that combines an online music network with integrated offline assets to provide a single-stop solution for music fans, artists, labels and advertisers. ARTISTdirect.com (www.artistdirect.com), a comprehensive online destination, blends music programming, community, e-commerce retail and digital music services. Through the ARTISTdirect Talent Agency, the company also manages offline musical tour booking and develops event-marketing programs extending sponsor reach. The company has headquarters in Los Angeles.